Filed by Expedia, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933
Subject Company: Expedia, Inc.
Commission File No. 000-27429

IF AN EXCHANGE OFFER FOR EXPEDIA SHARES IS COMMENCED, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ USA INTERACTIVE’S EXCHANGE OFFER STATEMENT FOR EXPEDIA AND EXPEDIA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHEN AND IF FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THESE DOCUMENTS, WHEN AND IF FILED, AND OTHER DOCUMENTS FILED BY EXPEDIA AND USA INTERACTIVE FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, EXPEDIA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHEN AND IF FILED, MAY BE OBTAINED FREE OF CHARGE BY CONTACTING EXPEDIA, INC., 13810 SE EASTGATE WAY, SUITE 400, BELLEVUE, WASHINGTON, 98005, ATTENTION: INVESTOR RELATIONS.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

The following is a sample question and answer summary by Expedia management regarding the announced intention by USA Interactive, Inc. to make an exchange offer for outstanding shares of common stock of Expedia, as well as sample slides regarding this potential transaction.

Expedia, Inc.

Q&A Regarding USA Interactive’s Proposed Exchange Offer for Expedia

Q.    What has USA Interactive offered to do?

A.    USA Interactive (“USAI”) sent a letter to Expedia’s Board of Directors dated June 2, 2002, stating that USAI intended to make an exchange offer to each holder of Expedia common stock. While USAI has not yet disclosed all of the terms of this potential exchange offer, its letter stated that it intended to offer 2.6969 shares of USAI common stock for each share of Expedia common stock. USAI sent simultaneous and similar letters to the Boards of Directors of Ticketmaster and Hotels.com. In each letter, USAI stated that none of the potential transactions would be conditioned on any other. Subsequently, USAI has made various statements regarding its intentions, including that USAI does not intend to commence the potential exchange offers in the “near future.” Expedia does not know whether an offer will be made, or if so when or what the terms will be.

Q.    If USAI completes this transaction, what will happen to Expedia?

A.    If USAI were to proceed with this potential exchange offer and, in so doing, purchase at least 90% of each class of Expedia’s common shares, it has stated that it would merge Expedia into USAI or an affiliate of USAI. USAI has stated that the potential exchange offer would not be conditioned on USAI receiving 90% of the shares of any class of Expedia stock.

Q.    What is USAI’s timing of the potential offer?

A.    We do not know the timing of any potential offer. Although USAI has stated that it intends to make an exchange offer, it is under no obligation to do so. In fact, on June 5th, 2002, it announced that it will not make an exchange offer in the “near future.”

Q.    What do you expect will be the terms of the potential offer?

A.    Other than the comments USAI has made publicly regarding the proposed exchange ratio, we do not know the terms of the potential exchange offer. We do not know what the specific terms of such an offer would be, and such terms could vary from those initially proposed by USAI.

Q.    Has USAI discussed increasing or decreasing the proposed exchange ratio?

A.    We are not in a position to comment on any discussions with USAI about the exchange ratio. It is the Special Committee, not management, that would lead any such discussions.

Q.    What is the Special Committee and what are its responsibilities in this process?

A.    The Special Committee consists of the independent directors of Expedia. These are Tom Breitling, Jay Hoag, Reed Hundt and Greg Maffei. Mr. Maffei serves as Chairman of the Committee. The Committee exists solely to represent the interests of the minority (non-USAI) shareholders of Expedia. The Committee’s purpose is to review any offer that might be made by USAI, discuss and negotiate any potential transaction with USAI, and to recommend acceptance or rejection of, or remain neutral with respect to, an offer to shareholders of Expedia.

Q.    What is happening with the Special Committee? Has USAI discussed other alternatives with the Special Committee?

A.    The Special Committee will determine when any communications with the investment community should be made. We can say, however, that because USAI has not yet made a formal exchange offer, there is currently no offer for the Special Committee to respond to.

Q.    Has the Special Committee retained a financial advisor for the potential offer?

A.    The decision to retain a financial advisor rests with the Special Committee alone and it is up to the Special Committee to announce such an engagement, if any.

Q.    What is the role of management in this process?

A.    The Special Committee, rather than management, will take the leading role in representing the interests of Expedia’s minority shareholders in connection with any offer USAI may initiate. Management will support the Special Committee process and provide information requested by the Special Committee in connection with the Committee fulfilling its responsibility to review the USAI proposal and any formal exchange offer that may be made. However, management’s primary focus and responsibility is to run Expedia’s business throughout this process, and that’s what management intends to do.

Q.    How does management feel about the potential exchange offer? Does management believe the offer is in the best interests of shareholders?

We are not in a position to opine on the potential exchange offer. We must defer to the Special Committee to evaluate any proposed transaction, including the evaluation of potential advantages and disadvantages to Expedia. Similarly, we must defer to USAI regarding the advantages and disadvantages from their perspective.

Q.    Is management involved in the discussions with USAI regarding the potential exchange offer?

A.    The Special Committee is responsible for discussing the potential transaction with USAI and evaluating any potential exchange offer. The role of management is to support the Special Committee process and to focus on running the business, not to engage in discussions or negotiations with USAI about the proposed offer.

Q.    Is Expedia’s stock price being affected by the potential exchange offer?

A.    We cannot comment on the effect, if any, of the potential transaction on our stock price.

Q.    What is the status of the potential exchange offers with Ticketmaster and Hotels.com?

A.    We are not in a position to comment on these potential transactions, as we have no involvement in the discussions between USAI and Ticketmaster or the discussions between USAI and Hotels.com. We are aware, however, that USAI has announced, just as it did for Expedia, that it will not make an exchange offer for the stock of either Ticketmaster or Hotels.com in the near future. As with Expedia, it is possible that no exchange offer transactions with these companies will occur at all, or that they will not occur for weeks or months.

Q.    What do you see as the advantages and disadvantages of USAI becoming the 100% owner of each of Expedia, Ticketmaster and Hotels.com?

A.    We are not in a position to speculate on the advantages or disadvantages of such a structure. We must defer to the Special Committee to evaluate any proposed transaction, including the evaluation of potential advantages and disadvantages.

Q.    Is Expedia considering any alternative transactions besides the proposed USAI offer? In particular, are there discussions going on with Hotels.com or other USAI affiliates about possible combinations?

A.    It is primarily the responsibility of the Special Committee to evaluate the potential exchange offer and to determine whether any alternatives to that potential offer should be explored. As a result, we cannot comment at this time on any potential alternative transactions.

Q.    Does management believe that a combination with Hotels.com or another company would be more in the interests of shareholders than the USAI exchange offer?

A.    It is primarily the responsibility of the Special Committee to evaluate the potential exchange offer and to determine whether it, or any alternative transaction, would be in the best interests of shareholders. As a result, we cannot comment at this time on any potential alternative transactions.

[Slide 1]

USAI’s Proposed Exchange Offer

•	What USAI has announced

–	USAI’s intention to commence an exchange offer

–	The offer will not be made in the “near future” (6/5/02)

–	USAI does not intend to increase the exchange ratio of 2.6969 USAI shares per EXPE share

•	What we do not know

–	The timing of an offer

–	The terms of an offer

–	The probability of an exchange offer or merger with USAI

–	The opinion of the Special Committee

–	The status or timing of the potential USAI offers for Ticketmaster and Hotels.com

[Slide 2]

USAI’s Proposed Exchange Offer

•	Expedia’s Board of Directors has named a Special Committee

•	Special Committee’s role

–	Represent the interests of the non-USAI shareholders

•	Negotiate with USAI

•	Recommend acceptance or rejection of exchange offer, or remain neutral on the offer

–	Retain independent legal and financial advisors

[Slide 3]

USAI’s Proposed Exchange Offer

•	Management’s role

–	Support the Special Committee process

•	Management will provide information requested by Special Committee in connection with fulfilling its duties

•	Management will not make a recommendation to shareholders with respect to the exchange offer or any potential alternative transactions

–	Run the business